Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related Prospectus of Weatherford International Limited for the registration of ordinary shares of Weatherford International Limited, an Irish private limited company, and to the incorporation by reference therein of our report dated March 4, 2013, with respect to the consolidated financial statements and schedule of Weatherford International Ltd. and Subsidiaries as of December 31, 2012 and for each of the two years in the period then ended, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
April 14, 2014